Exhibit 12.2
RATIO OF EARNINGS TO FIXED CHARGES
PIFCo
     The following table contains the consolidated ratios of earnings to fixed charges of PIFCo for the periods indicated determined in accordance to US GAAP:

						Nine Months
	Year Ended December 31,					Ended
	2001	2002	2003	2004	2005	September 30, 2006
Ratio of earnings to fixed charges(1)	0.89	0.77	0.99	0.91	0.97	0.79

(1)	Earnings were inadequate to cover fixed charges by U.S.$20.3 million in the year ended December 31, 2001, U.S.$65.5 million in the year ended December 31, 2002, U.S.$3.0 million in the year ended December 31, 2003, U.S.$59.1 million in the year ended December 31, 2004, U.S.$27.8 million in the year ended December 31, 2005 and U.S.$9.1 million in the nine-month period ended September 30, 2006.
PIFCo Ratio of Earnings to Fixed Charges — US GAAP

	For the nine-month
	period ended September 30,	For the year ended December 31,
	2006	2005	2004	2003	2002	2001
	(in Thousands of U.S. Dollars)
Income (loss) before income taxes and minority interest	(186,863)	(27,756)	(59,103)	(3,011)	(65,462)	(20,331)
Add fixed charges as adjusted (from below)	892,395	975,802	667,208	468,782	298,737	187,020
Earnings	705,532	948,046	608,105	465,771	233,275	166,689
Fixed charges:
Interest expense:
Interest on Indebtedness	865,800	956,704	656,036	460,151	287,856	178,979
Dividends declared					2,423
Amortization of debt costs	26,595	19,098	11,172	8,631	10,881	8,041
Interest portion of rental expense

Fixed charges before adjustments	892,395	975,802	667,208	468,782	301,160	187,020
Less capitalized interest	—	—	—	—	2,423	—
Fixed charges as adjusted	892,395	975,802	667,208	468,782	298,737	187,020
Ratio (earnings divided by fixed charges before adjustments)	0.79	0.97	0.91	0.99	0.77	0.89